FORM 6-K

                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of,          November                          ,20       02
                 -----------------------------------------        -----------


                          Research In Motion Limited
------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
------------------------------------------------------------------------------
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                         Form 20-F                    Form 40-F         X
                                   ------------                    ------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                            No      X
                              ------------                 ------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                DOCUMENT INDEX

Document                                                                  Page
No.

1.       Material Change Report dated November 18th, 2002                   4

Document                                                                    1

                            MATERIAL CHANGE REPORT
                            ----------------------

                    S.75(2) OF THE SECURITIES ACT (ONTARIO)
                   S.118(1) OF THE SECURITIES ACT (ALBERTA)
               S.85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
                      S.73 OF THE SECURITIES ACT (QUEBEC)
                  S.81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
              S.84(1) OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
                    S.112 OF THE SECURITIES ACT (MANITOBA)
              S.76(2) OF THE SECURITIES ACT, 1990 (NEWFOUNDLAND)



1.       Reporting Issuer

         Research In Motion Limited
         295 Phillip Street
         Waterloo, Ontario
         N2L 3W8

2.       Date of Material Change

         November 8, 2002 and November 12, 2002

3.       Press Release

         See attached copy of press releases issued through newswires on November 8, 2002 and November 12, 2002.

4.       Summary of Material Change

         On November 8, 2002, Research In Motion Limited and Nokia announced that they have signed a BlackBerry software licensing agreement.

         On November 12, 2002, Research In Motion Limited announced measures to streamline its operations and reduce expenses.

5.       Full Description of Material Change

         On November 8, 2002, Research In Motion Limited and Nokia announced that they have signed a BlackBerry software licensing agreement. Under the terms of the agreement, RIM has granted Nokia the right to use and distribute certain BlackBerry software in conjunction with Nokia products on a global basis. Further details of the non-exclusive licensing agreement between Nokia and RIM were not disclosed.

         On November 12, 2002, Research In Motion Limited announced measures to streamline its operations and reduce expenses. The measures include a decrease in discretionary spending and a global workforce reduction goal of approximately 10% of the total employee base spread across the Company. At the beginning of November, RIM employed approximately 2,200 people. As a result of this workforce reduction, RIM is anticipating a special pre-tax charge of between $8-9 million in the third quarter of fiscal 2003. The longer-term cost savings of these measures are estimated to be approximately $20-25 million per year. The savings are expected to begin in the Company's fiscal fourth quarter, with the full impact of savings realized in the first quarter.

6.       Reliance on Confidentiality Provisions of Securities Legislation

         Not applicable.

7.       Omitted Information

         No significant facts have been omitted from this report.

8.       Senior Officer

         For further information, please contact Dennis Kavelman, Chief Financial Officer, (519) 888-7465 (x2222).

9.       Statement of Senior Officer

         The foregoing accurately discloses the material change referred to herein.



         Dated at Waterloo, Ontario, this 18th day of November, 2002.




                                                     /s/ Dennis Kavelman
                                                     -------------------
                                                     Dennis Kavelman
                                                     Chief Financial Officer

                                                              November 8, 2002
FOR IMMEDIATE RELEASE

NOKIA AND RESEARCH IN MOTION SIGN BLACKBERRY SOFTWARE LICENSING AGREEMENT

ESPOO, FINLAND AND WATERLOO, CANADA Nokia (NYSE: NOK) and Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that they have signed a BlackBerry (TM) software licensing agreement.

Under the terms of the agreement, RIM has granted Nokia the right to use and distribute certain BlackBerry software in conjunction with Nokia products on a global basis.

"As the world's leading mobile phone manufacturer, we understand the power that mobility and messaging have when combined, especially for corporate customers. By signing this software licensing deal with RIM, we are able to provide another compelling option for mobile professionals to manage their email while on the move," said Erik Anderson, Senior Vice President, Nokia Mobile Phones.

"We are pleased to partner with a world leader like Nokia to deliver the popular and proven BlackBerry wireless email experience to Nokia's customers. BlackBerry provides a secure and extensible platform that will enable IT departments to easily support Nokia mobile phones," said Jim Balsillie, Chairman and Co-CEO at Research In Motion.

BlackBerry is a leading wireless enterprise platform that has been widely deployed to provide wireless access to information. The BlackBerry architecture supports enterprise requirements including back-end integration, end-to-end security and push-based wireless applications. Thousands of organizations across North America and Europe already use BlackBerry with expansion beginning in Asia Pacific.

Further details of the non-exclusive licensing agreement between Nokia and RIM were not disclosed.

ABOUT NOKIA

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet, Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is one of the most broadly held companies in the world with listings on six major exchanges.

ABOUT RESEARCH IN MOTION (RIM)

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.net or www.blackberry.com.
                        -----------    ------------------

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, whether RIM and Handspring will enter into a definitive agreement concerning the licensing of RIM's key board patents, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's and Handspring's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's and Handspring's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities. Handspring and RIM assume no obligation to update the forward-looking information contained in this press release, except as otherwise required by applicable law.

Research In Motion and RIM are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Handspring, the Handspring logo, Treo and Visor are trademarks of Handspring, Inc. and may be registered in certain jurisdictions. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.
                                     # # #

Media Contacts:
Nokia Mobile Phones
Communications
Tel: +358.7180.08000
E-mail: nokia.mobile.phones@nokia.com
www.nokia.com
-------------

Research In Motion
For North America and Asia Pacific:
Scott Pollard
Brodeur Worldwide for RIM
Tel: +1.212.771.3644
E-mail: spollard@brodeur.com
        --------------------

For Europe:
Tilly Quanjer
RIM Europe
Tel: +44 (0) 1784.223987
E-mail: tquanjer@rim.net
        ----------------

Investor Contact:
RIM Investor Relations
Tel: +1 519.888.7465
E-mail: investor_relations@rim.net
        --------------------------

                                                             November 12, 2002

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION STREAMLINES OPERATIONS

Waterloo, ON - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) today announced measures to streamline its operations and reduce expenses. The measures include a decrease in discretionary spending and a global workforce reduction goal of approximately 10% of the total employee base spread across the Company. At the beginning of November, RIM employed approximately 2,200 people. These measures represent an important step toward the Company achieving its goal of profitability.

"Following five years of rapid organizational growth and investment that allowed RIM to capitalize on its innovation and entrench its position in the wireless enterprise sector, we are ready to address the expanding 2.5G wireless market opportunity with proven technologies, global partnerships and strong business momentum," said Jim Balsillie, Chairman and Co-CEO at Research In Motion. "In order to solidify our position and achieve our financial targets, we are moving ahead with a difficult, yet strategically important, decision to tighten operational efficiencies and adjust our current staffing level. We believe this streamlining will prove to be a prudent move for RIM in both the near-term and the long-term."

As a result of this workforce reduction, RIM is anticipating a special pre-tax charge of between $8-9 million in the third quarter of fiscal 2003. The longer-term cost savings of these measures are estimated to be approximately $20-25 million per year. The savings are expected to begin in the Company's fiscal fourth quarter, with the full impact of savings realized in the first quarter.

About Research In Motion (RIM)

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                     # # #

Media Contact:
Scott Pollard
Brodeur Worldwide for RIM
212.771.3644
spollard@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

                                  SIGNATURES

         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Research In Motion Limited
                                 ------------------------------------------
                                              (Registrant)


Date:  November 18, 2002         By:         /s/ Dennis Kavelman
       -----------------          -----------------------------------------
                                              (Signature)
                                         Dennis Kavelman
                                         Chief Financial Officer